SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated February 14, 2005

                                   ----------

                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)

                                   ----------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X     Form 40-F
                                    ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes         No X
                                   ---        ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No X
                                   ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 14, 2005 announcing the main resolutions to be submitted for shareholders' approval at the Company's Annual General Meeting, which will be held in Amsterdam on Friday, March 18, 2005.


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                         [STMicroelectronics N.V. logo]


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                                 PRESS RELEASE
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                              COMMUNIQUE DE PRESSE
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                                COMUNICATO STAMPA
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                               PRESSE INFORMATION
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PR No. C1598C





              STMicroelectronics Reports on Main Resolutions to be
               proposed at Annual General Meeting of Shareholders



Geneva, February 14, 2005 - STMicroelectronics (NYSE: STM) has announced the main resolutions to be submitted for shareholders' approval at the Company's Annual General Meeting, which will be held in Amsterdam on Friday, March 18, 2005.

The main resolutions, proposed by the Supervisory Board, include:

o The appointment of Mr. Carlo Bozotti as the new sole member of the Managing Board with the function of President and Chief Executive Officer for a three-year term; and the endorsement by the Supervisory Board, upon the proposal of Mr Carlo Bozotti, of the appointment of Mr Alain Dutheil as Chief Operating Officer reporting to Mr Carlo Bozotti.

o The appointment as members of the Supervisory Board of Messrs Gerald Arbola, Matteo del Fante, Tom de Waard, Didier Lombard, Bruno Steve and Antonino Turicchi for a three-year term; and Messrs. Doug Dunn, Francis Gavois and Robert White, for a one-year term.

o The appointment of PriceWaterhouseCoopers as the Company's auditors for a new three-year term.


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o     The distribution of a cash dividend of US$0.12. If approved, the Company's common shares would trade ex-dividend on the three stock exchanges on which they are listed, on Monday May 23, 2005. For holders of shares listed on Euronext Paris and the Milan Stock Exchange (Borsa Italiana), Monday May 23, 2005 would also be the payment date. For holders of shares listed on New York Stock Exchange, the record date would be Wednesday, May 25, 2005, and the payment date would be on or after Tuesday, May 31, 2005. Transfers between New York and European (Dutch) registered shares would be closed from the end of business in Europe on Friday, May 20, 2005, until the open of business in New York on Thursday, May 26, 2005.

The complete Agenda and relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, will be available on the Company's website www.st.com beginning February 17, 2005, and made available to shareholders in compliance with legal requirements.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2004, the Company's net revenues were $8.76 billion and net earnings were $601 million. Further information on ST can be found at www.st.com.


For further information please contact:


Contacts presse :                       Relations avec les investisseurs :
STMicroelectronics                      STMicroelectronics
Maria Grazia Prestini                   Benoit de Leusse
Director, Corporate Media Relations     Directeur, Relations avec les Investisseurs
Tel: +41 2 29 29 69 45                  Tel:+.41.22.929.5812
Fax: +41 2 29 29 69 50                  benoit.de-leusse@st.com
mariagrazia@st.com

Financial Dynamics                      LT Value
Elisa Kitson                            Nancy Levain
Tel:+33 1.47.03.68.13                   Tel:+33 1 55 27 15 88
elisa.kitson@fd.com                     nancy.levain@ltvalue.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           STMicroelectronics N.V.


Date:  February 14, 2005                   By:  /s/ PASQUALE PISTORIO
                                               ------------------------------

                                    Name:  Pasquale Pistorio
                                    Title: President and Chief Executive Officer


Enclosure: A press release dated February 14, 2005 announcing the main resolutions to be submitted for shareholders' approval at the Company's Annual General Meeting, which will be held in Amsterdam on Friday, March 18, 2005.